VIA EDGAR

July 11, 2001

United States Securities and Exchange Commission
Judiciary Plaza
450 5th Street N.W.
Washington, D.C. 20549
USA


Attention:  Janice McGuirk

Dear Sirs:

Re:  Form S-1 Prospectus; SEC Filing 333-30162

This letter will confirm the following:

1. We request that the registration statement filed on Form S-1, filing no. 333-30162, be withdrawn.
2. To the best of our knowledge, the registration statement was never declared effective.
3. We are unaware of any shares being sold pursuant to the registration statement. We never distributed copies of the prospectus to any of the selling shareholders, or advised them that the registration statement was effective.

Our reason for requesting withdrawal of the registration statement is that the shares to be registered have been outstanding for one year, and can now be sold under Rule 144.


Yours truly,

BRAINTECH, INC.
  per:

"Grant Sutherland"

Grant Sutherland, Chairman